[COSKATA Letterhead]

July 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pamela Long, Assistant Director

Re:	Coskata, Inc.
Registration Statement on Form S-1 (File No. 333-178547)
Application for Withdrawal of Registration Statement

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Coskata, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-178547, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 16, 2011.

At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at 630-657-5192, with a copy to the Company’s legal counsel, Paul Zier of Kirkland & Ellis LLP, via facsimile at 312-862-2200.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact Paul Zier by telephone at (312) 862-2180. Thank you for your attention to this matter.

Very truly yours, Coskata, Inc.

/s/ William J. Roe
By: William J. Roe Title: President and Chief Executive Officer